UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Engility Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29286C 107
(CUSIP Number)

David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019 Telephone: (212) 750-8300	Thomas J. Murphy c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 Telephone: (212) 715-4000

with copies to:

Sebastian Tiller, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Neil Goldman, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 Telephone: (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Birch Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,920,892

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
17,920,892

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

2

SCHEDULE 13D

CUSIP No. 29286C 107

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Birch GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,920,892

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
17,920,892

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,920,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
48.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

3

This Amendment No. 2 supplements and amends the Schedule 13D filed on March 5, 2015, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2018 (as amended, the “Schedule 13D”) by Birch Partners, LP (“Birch Partners”) and Birch GP, LLC (“Birch GP”, and together with Birch Partners, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Engility Holdings, Inc., a Delaware corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b).

Birch Partners directly owns 17,920,892 shares of Common Stock, or approximately 48.5% of the outstanding shares of Common Stock.  Birch GP (as the general partner of Birch Partners) may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Birch Partners, and Birch GP disclaims beneficial ownership of such shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 36,968,909 shares of Common Stock outstanding as of the close of business on September 5, 2018, as disclosed in the Merger Agreement (as defined below) attached as an exhibit to the Current Report on Form 8-K filed by the Issuer on September 10, 2018.

None of Messrs. Denning, Topper or Kerko or Ms. Bagley beneficially owns any shares of Common Stock.

The members of Birch GP are KKR 2006 Fund L.P. and General Atlantic Partners 85, L.P.  The Reporting Persons, KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates may each be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Birch Partners.  However, each such person disclaims membership in any such group.  KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is supplemented by the following:

Voting Agreement

On September 9, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Science Applications International Corporation (“SAIC”) and Raptors Merger Sub, Inc., a direct wholly owned subsidiary of SAIC (“Merger Sub”) pursuant to which, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger.

On the same date, as an inducement for SAIC to enter into the Merger Agreement, Birch Partners entered into a Voting Agreement (the “Voting Agreement”) with SAIC, the Issuer, and, for certain limited purposes therein, KKR 2006 Fund L.P. and certain of its affiliates (“KKR”) and General Atlantic Partners 85, L.P. and certain of if its affiliates (“GA”).

Subject to the terms and conditions therein, Birch Partners has agreed, among other things, to vote the 17,920,892 shares of Common Stock it owns (together with any additional shares of Common Stock acquired by Birch Partners after September 9, 2018, the “Covered Shares”) in favor of the adoption of the Merger Agreement to the fullest extent Birch Partners is permitted to do so under the existing Stockholders Agreement, as amended by the Stockholders Agreement Amendment (collectively, the “Amended Stockholders Agreement”).  Pursuant to the Amended Stockholders Agreement, Birch Partners is entitled to vote 30% of the total outstanding shares of Common Stock in favor of the adoption of the Merger Agreement.  In addition, under the Amended Stockholders Agreement, Birch Partners must vote its shares of Common Stock in excess of 30% of the total outstanding shares of Common Stock in the same manner as, and in the same proportion to, all shares of Common Stock voted by holders of Common Stock (excluding the votes of Birch Partners that represent up to 30% of all issued and outstanding shares of Common Stock).  Pursuant to the terms of the Voting Agreement, Birch Partners also agreed to provide an irrevocable proxy to SAIC to vote the Covered Shares in accordance with the Voting Agreement, and agreed, except for certain limited purposes described in the Voting Agreement, not to transfer any of the Covered Shares during the term of the Voting Agreement.  The Voting Agreement also provides that, until the Voting Agreement is terminated in accordance with its terms, Birch Partners, KKR and GA must not make or propose to the Issuer or any of its stockholders certain alternative acquisition proposals.

The Voting Agreement terminates upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) if the Issuer board of directors changes its recommendation to its stockholders to vote in favor of the Merger and (iv) if the Merger Agreement is amended without the prior written consent of Birch Partners which amendment either reduces the amount or changes the form of the merger consideration to be received by the Issuer stockholders or otherwise materially adversely affects Birch Partners.

The foregoing description of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit D
Voting Agreement, dated as of September 9, 2018, among Science Applications International Corporation, Engility Holdings, Inc., Birch Partners LP, and for the limited purposes set forth therein, KKR 2006 Fund L.P. and certain of its affiliates and General Atlantic Partners 85, L.P. and certain of its affiliates (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 10, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 11, 2018

BIRCH PARTNERS, LP

By: Birch GP, LLC, its general partner

By:	/s/ Brittany Bagley
Name: Brittany Bagley
Title: Manager

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Manager

BIRCH GP, LLC

By:	/s/ Brittany Bagley
Name: Brittany Bagley
Title: Manager

By:	/s/ Steven A. Denning
Name: Steven A. Denning
Title: Manager